LAKE VICTORIA MINING COMPANY, INC. 1781 Larkspur Drive Golden, CO 80401

November 30, 2010

VIA COURIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Lily Dang
Division of Corporation Finance

Re:	Lake Victoria Mining Company, Inc. (the “Company”)
Form 10-K March 31, 2010
SEC Comment Letter dated October 12, 2010 (the “Comment Letter”)
File No. 000-53291

Dear Sirs/Mesdames:

We write in response to your letter of October 12, 2010 regarding the Company’s Form 10-K. The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter. We attach as schedule “A” to this letter a copy of the proposed amended Form 10-K reflecting the changes from the originally filed Form 10-K (the “Form 10-K/A”).

General

1.

We reissue the second sentence of prior comment 2 from our letter to you dated July 14, 2010. Please provide us with a detailed letter of response in which you indicate precisely where in the amended filing(s) you have addressed each previously issued comment from all staff letters beginning with the letter we issued to you on January 29, 2010. Also make clear where you address each comment from this letter.

We have attached as Schedule “B” to this letter an index showing where we have addressed in the Company’s periodic and current reports each previously issued comment from all staff letters to date.

2.

Where comments on a filing also relate to disclosure in another filing, such as the Form 10-Q for the period ended June 30, 2010, please make parallel changes to all affected filings. This will eliminate the need for us to repeat similar comments.

The Company has made the requested changes to its Form 10-Q filings. Please see the amended Form 10-Q filings made on September 1, 2010 and September 7, 2010.

Form 10-K for Fiscal Year Ended March 31, 2010

Market Price for the Registrant’s Common Equity. page 42

3.

Provide all the disclosure that Item 701 of Regulation S-K requires. In that regard, it appears that many of your filings, including the most recent Form 10-Q for the period ended June 30, 2010, do not identify all sales during the pertinent period, nor do they provide all the required Item 701 disclosure. For example, it is unclear where in this Form 10-K you provide all the disclosure which Items 701(a), 701(b), 701(c), and 701(d) require with regard to the 7,343,650 units you sold for $1,448,730 as of March 31, 2010, as noted under the caption “Subsequent Events” (Note 14) at page 74. To facilitate the staff’s understanding of your history of private placements and with a view toward expanded disclosure, please provide us with a detailed chronology of all such sales from January 1, 2009, through the present. We may have additional comments after reviewing your response.

We note that the instructions to Item 5 of Form 10-K provides that if the Item 701 information previously has been included in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, it need not be furnished.

We propose to include in the Form 10-K/A Item 701 disclosure, sales of equity securities during the fiscal year ended March 31, 2010 that were not previously reported in a quarterly report on Form 10-Q or in a current report on Form 8-K. Please see page 64 of the Form 10-K/A for the proposed amended disclosure.

Please also see “Schedule C” to this letter for a detailed chronology of all sales of equity securities from January 1, 2009 to present. In the schedule we have indicated where in the filings with the Securities and Exchange Commission the Item 701 disclosure can be found.

Financial Statements and Supplementary Data, page 52

Note 2—Summary of Significant Accounting Policies, page 60

4.

Please amend your Form 10-K for the Fiscal Year Ended March 31, 2010 to revise your cash flow statements and your mineral properties accounting policy disclosures to respond to prior comment 5 per comment letter dated July 14, 2010.

We have revised the cash flow statements and mineral properties accounting policy disclosures in the Form 10-K/A in accordance with this comment. Please see cash flow statements, Note 2 – Mineral Properties and Note 9 of the financial statements contained in the Form 10-K/A.

Executive Compensation, page 82

5.	We note your response to prior comment 5 from our letter to you dated January 29, 2010, and we reissue the comment.

We have revised the compensation table on pages 110 to 113 of the Form 10-K/A to include the required disclosure of Roger Newell’s compensation in fiscal 2009 as requested.

6.

Please provide all the tabular disclosure and explanatory text which Item 402 of Regulation S-K requires, including all information which each of Items 402(n), 402(o), and 402(p) require, in the format specified. For example, in the table which should be captioned “Summary Compensation Table,” you include entries of “0” both for salary and for stock awards, notwithstanding the explanatory footnote you provide in each case and the disclosure which appeared in the Director’s Compensation Table in the Form 10-K you filed for the year ended March 31, 2009.

We have revised all disclosure under the executive compensation section of the Form 10-K/A on pages 110 to 113 to include all required disclosures under Regulation S-K.

Certain Relationships and Related Transactions, page 84

7.

You provide new disclosure under Commitments and Contingencies (Note 13) regarding. the “Mineral Financing Agreement” Kilimanjaro signed with an unnamed director and the “Mineral Properties Sales and Purchase agreements” which he subsequently entered into on behalf of Kilimanjaro or the company. You state that the total purchase consideration will be 57,029,404. Identify the director, and expand this section to provide all the detailed disclosure that Item 404 of Regulation S-K requires.

We have revised the related party disclosure on pages 114 to 115 of the Form 10-K/A to include the requested disclosure respecting related party transactions during the period.

8.

File as exhibits all material agreements entered into by that director, both with and on behalf of Kilimanjaro or the company, as Item 601(b)(10) of Regulation S-K requires. See also Instruction 2 to Item 601(bX10) of Regulation S-K.

We have filed the material agreements with Ahmed Magoma with our Form 10-Q for the quarterly period ended September 30, 2010.

Exhibits and Financial Statement Schedules, page 85

9.	We note your references to your subsidiaries, including at pages 60 and 65. Please file as an exhibit a list of your subsidiaries. See Item 601(b)(21) of Regulation S-K.

We propose to file the list of subsidiaries attached as Schedule “D” as an exhibit to the Form 10-K/A.

Should you have any questions regarding the above noted responses, please do not hesitate to contact the writer directly.

Yours truly,

LAKE VICTORIA MINING COMPANY, INC.

/s/ David Kalenuik
David Kalenuik
President